SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13E-3
AMENDMENT NO. 2

(RULE 13E-3)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
 ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

HICKOK INCORPORATED
(Name of Issuer)

HICKOK INCORPORATED
(Name of Person(s) Filing Statement)

Class A Common Shares, $1.00 Par Value
(Title of Class of Securities)

428839104
(CUSIP Number of Class of Securities)

Robert L. Bauman
President and Chief Executive Officer
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108
                               (216) 541-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Edward W. Moore, Esq.
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
(216) 622-8200

This statement is filed in connection with (check the appropriate box):

a. [  ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [  ] The filing of a registration statement under the Securities Act of 1993.

c. [X] A tender offer.

d. [  ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee
$100,000*	$20.00**

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $10.00 per share for the eligible Common Shares, multiplied by 10,000, the estimated maximum number of shares to be purchased in the offer.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20.00
Filing Party: Hickok Incorporated
Form or Registration No.: Schedule 13E-3 and Amendment No. 1 to Schedule 13E-3
Date Filed: August 11, 2004 and September 30, 2004, respectively

INTRODUCTION

This Amendment No. 2 amends and supplements the Schedule 13E-3 filed on August 11, 2004 as amended by Amendment No. 1 to Schedule 13E-3 filed on September 30, 2004 (as amended, the "Schedule 13E-3") by Hickok Incorporated (the "Company", formerly The Hickok Electrical Instrument Co.). The Schedule 13E-3 relates to the offer to purchase for cash (the "Offer") all of the Company’s Class A common shares, $1.00 par value, held by shareholders that own 99 or fewer Common Shares as of the close of business on August 2, 2004, pursuant to the offer to purchase (the "Offer to Purchase"), dated August 11, 2004. The purpose of this Amendment No. 2 is to amend and supplement the Schedule 13E-3.

Except as otherwise noted below, no changes have been made to the responses to the items of the Schedule 13E-3.

Item 4.        Terms of the Transaction.

(a) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors" and "Terms of the Offer" of the Offer to Purchase and in "Conditions" and "Waiver of Conditions" of the Supplement, dated October 29, 2004 (the "Supplement") to the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Terms of the Offer - No Dissenters Rights; No Shareholder Vote" of the Offer to Purchase and in "No Dissenters’ or Appraisal Rights" of the Supplement is incorporated herein by reference

Item 5.        Past Contracts, Transactions, Negotiations and Agreements.

(a)-(c) The information set forth in "Special Factors--Our Reasons for Pursuing the Offer," and "Special Factors--Recent Transactions, Negotiations and Contacts" of the Offer to Purchase and in "Background of the Board’s Determination to Pursue this Offer" and "Alternatives to this Offer" of the Supplement is incorporated herein by reference. Item 6.        Purposes of the Transaction and Plans or Proposals.

(c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Effects of the Offer; Plans After Completing the Offer" of the Offer to Purchase and "Termination of Registration" of the Supplement is incorporated herein by reference. Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in:

(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(iv) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract, if any, of any executive officer; or

(v) any other material change in the Company’s corporate structure or business.
Item 7.        Purposes, Alternatives, Reasons and Effects.

(a) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors--Purposes of the Offer" of the Offer to Purchase and "Background of the Board’s Determination to Pursue this Offer" of the Supplement is incorporated herein by reference.

(b) The information set forth in "Special Factors--Our Reasons for Pursuing the Offer" of the Offer to Purchase and "Alternatives to this Offer" of the Supplement is incorporated herein by reference.

(c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Our Reasons for Pursuing the Offer" of the Offer to Purchase and "Timing of the Offer" of the Supplement is incorporated herein by reference.

(d) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer," "Special Factors--Potential Adverse Effects of the Offer," "Special Factors--Effects of the Offer; Plans After Completing the Offer" and "Special Factors--Certain U.S. Federal Income Tax Considerations" of the Offer to Purchase and "Termination of Registration" of the Supplement is incorporated herein by reference. Item 8.        Fairness of the Transaction.

(a)-(f) The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase and "Fairness of this Offer" of the Supplement is incorporated herein by reference. Item 9.        Reports, Opinions, Appraisals and Negotiations.

(a)-(c) The Company obtained a report appraising the value of a Common Share and an opinion relating to the fairness of the consideration to be offered to security holders from Loveman-Curtiss, Inc. The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase and "Fairness of the Offer" of the Supplement is incorporated herein by reference. Item 11 ..     Interest in Securities of Subject Company.

(a) The information set forth in "Management Information--Beneficial Ownership of Directors and Executive Officers" of the Offer to Purchase and "Beneficial Ownership of Directors and Executive Officers and 10% or Greater Shareholders" of the Supplement is incorporated herein by reference. Item 13.      Financial Statements.

(c) The information set forth in "Summary Consolidated Financial Information" and "Where You Can Find Additional Information" of the Offer to Purchase and "Where You Can Find Additional Information" of the Supplement is incorporated herein by reference. Item 15.      Additional Information.

(b) The information set forth in the Offer to Purchase and the Supplement is incorporated herein by reference. Item 16.      Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding thereto the following exhibits:

(a)(3)(i)          Supplement Cover Letter
(a)(3)(ii)         Supplement
(b)(3)             Draft Appraisal prepared by Loveman-Curtiss, Inc.
(b)(4)             Draft Fairness Opinion prepared by Loveman-Curtiss, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HICKOK INCORPORATED

By: /s/ ROBERT L. BAUMAN
Name: Robert L. Bauman
Title: President and Chief Executive Officer

Dated: October 29, 2004

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(i)	Letter of Transmittal

*(a)(1)(ii)	Form of Letter to Nominees

*(a)(1)(iii)	Form of Letter to Clients

*(a)(1)(iv)	Instructions Form for Nominees

*(a)(2)(i)	Offer Cover Letter

*(a)(2)(ii)	Offer to Purchase

(a)(3)(i)	Supplement Cover Letter

(a)(3)(ii)	Supplement

*(a)(5)(A)	Press release issued by Hickok Incorporated on September 30, 2004

*(b)(1)	Appraisal prepared by Loveman-Curtiss, Inc.

*(b)(2)	Fairness Opinion prepared by Loveman-Curtiss, Inc.

(b)(3)	Draft Appraisal prepared by Loveman-Curtiss, Inc.

(b)(4)	Draft Fairness Opinion prepared by Loveman-Curtiss, Inc.

*previously filed